StoneCo Announces New CEO, Reinforcing Continuity and Execution

GEORGE TOWN, Grand Cayman, January 07th, 2026 - StoneCo Ltd. (Nasdaq: STNE) (“Stone” or “the Company”) announces today that Mr. Pedro Zinner has informed the Board of Directors of his decision to resign from his position as Chief Executive Officer, effective March 2026, for personal reasons.

Mr. Zinner assumed the role of CEO three years ago, following his service on the Company’s Board, at a critical moment in Stone’s trajectory. During his tenure, Stone executed a clear strategic pivot, including the divestment of non-core assets such as Linx, the implementation of broad streamlining initiatives, the establishment of a disciplined capital allocation framework, and meaningful progress in evolving the Company from a pure payments provider into a comprehensive financial services platform for Brazilian entrepreneurs, with particular emphasis on the relaunch and expansion of its credit products.

The Board expresses its deep appreciation to Mr. Zinner for his leadership and commitment to strengthening the Company during an important phase of its development. Commenting on his decision, Mr. Zinner stated:

“Leading Stone through this relevant chapter has been a privilege. Together with an exceptional team, we reshaped the Company, reinforced financial discipline, and built a stronger, more focused platform for the future. My decision to step down is driven by personal considerations, and I am confident that Stone is well positioned to continue executing on its strategy.”

The Board intends to nominate Mr. Zinner for election to the Board of Directors at the next general shareholders’ meeting. Subject to shareholder approval of his election to the Board, Mr. Zinner is expected to be appointed Chairman of the Board, ensuring continued strategic oversight, institutional continuity, and strong alignment between management and shareholders. After two years of service as Chairman of the Board, Mr. Luchetti is expected to transition back to his role as a member of the Board of Directors.

In connection with this transition, the Board of Directors has appointed Mr. Mateus Scherer as Chief Executive Officer, effective March 2026. Mr. Scherer currently serves as Chief Financial Officer and Investor Relations Officer and has been with the Company since its early days, playing a central role in capital allocation, financial strategy, risk management, and the execution of Stone’s banking and credit initiatives. His appointment reflects the Board’s confidence in internal leadership and preserves strategic continuity.

Mr. Diego Salgado, currently Treasury Officer and a member of the executive committee, will expand his responsibilities to include the Company’s broader finance agenda and will assume the role of Chief Financial Officer and Investor Relations Officer.

As part of the broader leadership transition, Ms. Lia Matos has decided to end her cycle in the Company. Stone acknowledges and thanks Ms. Matos for her significant contributions, including providing strategic clarity, leading key initiatives, such as the IPO, and helping shape the Company’s operating model over the past years. Ms. Matos will remain close to the company as an advisor and her responsibilities will be reorganized and transitioned internally.

Finally, following the closing of the Linx divestiture, Mr. Sandro Bassili is expected to assume the role of Chief Operating Officer of Stone.

Stone extends its sincere appreciation to Pedro Zinner and Lia Matos for their lasting contributions. As the Company enters its next chapter, it remains focused on disciplined execution, strong governance, and long-term value creation for shareholders.

About StoneCo

Stone Co. is a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses with our payments, banking, credit and software solutions.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

Contact:

Investor Relations

investors@stone.co